================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 10)






                          Elephant & Castle Group Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   266199-10-4
--------------------------------------------------------------------------------
                                 (CUSIP Number)


              Michael M. Pastore, GE Asset Management Incorporated,
                 3001 Summer Street, Stamford, Connecticut 06905
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                December 1, 2006
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

================================================================================

=====================                                         ==================
CUSIP NO. 266199-10-4             SCHEDULE 13D                PAGE 2 OF 20 PAGES
=====================                                         ==================
================================================================================
     1       NAME OF REPORTING PERSONS:
             GE Investment Private Placement Partners II, a Limited Partnership

             I.R.S. Identification Nos. of above persons (entities only) 06-1429671
------------ -------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (A) [_]
             (SEE INSTRUCTIONS)                                          (B) [X]

------------ -------------------------------------------------------------------
     3       SEC USE ONLY


------------ -------------------------------------------------------------------
     4       SOURCE OF FUNDS*

             OO
------------ -------------------------------------------------------------------
     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

             Not applicable
------------ -------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             State of Delaware
--------------------------------------------------------------------------------
  NUMBER OF              7      SOLE VOTING POWER

   SHARES                       None
                   ------------ ------------------------------------------------
BENEFICIALLY             8      SHARED VOTING POWER

  OWNED BY                      23,693,395*
                   ------------ ------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER

  REPORTING                     None
                   ------------ ------------------------------------------------
   PERSON               10      SHARED DISPOSITIVE POWER

    WITH                        23,693,395*
------------ -------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             23,693,395*
------------ -------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*

             Not applicable
------------ -------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             91.97%
------------ -------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

             PN
================================================================================

---------------------
     * The Reporting Persons have entered into an Inter-Shareholders Agreement with Crown Life Insurance ("Crown") and certain members of management ("Management") as described in Sections 5 and 6 herein. The numbers included above include the shares beneficially owned by Crown and Management, even though the Reporting Person disclaims beneficial ownership of such shares.

=====================                                         ==================
CUSIP NO. 266199-10-4             SCHEDULE 13D                PAGE 3 OF 20 PAGES
=====================                                         ==================
================================================================================
     1       NAME OF REPORTING PERSONS:
             GE Asset Management Incorporated, as General Partner of GE Investment Private Placement Partners II, a Limited Partnership

             I.R.S. Identification Nos. of above persons (entities only) 06-1238874
------------ -------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (A) [_]
             (SEE INSTRUCTIONS)                                          (B) [X]

------------ -------------------------------------------------------------------
     3       SEC USE ONLY


------------ -------------------------------------------------------------------
     4       SOURCE OF FUNDS*

             Not applicable
------------ -------------------------------------------------------------------
     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

             Not applicable
------------ -------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             State of Delaware
--------------------------------------------------------------------------------
  NUMBER OF              7      SOLE VOTING POWER

   SHARES                       None
                   ------------ ------------------------------------------------
BENEFICIALLY             8      SHARED VOTING POWER

  OWNED BY                      23,693,395*
                   ------------ ------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER

  REPORTING                     None
                   ------------ ------------------------------------------------
   PERSON               10      SHARED DISPOSITIVE POWER

    WITH                        23,693,395*
------------ -------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             23,693,395*
------------ -------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*

             Not applicable
------------ -------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             91.97%
------------ -------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

             CO
================================================================================

---------------------
     * The numbers included above include the shares beneficially owned by Crown and Management, even though the Reporting Person disclaims beneficial ownership of such shares.

=====================                                         ==================
CUSIP NO. 266199-10-4             SCHEDULE 13D                PAGE 4 OF 20 PAGES
=====================                                         ==================
================================================================================
     1       NAME OF REPORTING PERSONS:
             General Electric Company

             I.R.S. Identification Nos. of above persons (entities only) 14-0689340
------------ -------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (A) [_]
             (SEE INSTRUCTIONS)                                          (B) [X]

------------ -------------------------------------------------------------------
     3       SEC USE ONLY


------------ -------------------------------------------------------------------
     4       SOURCE OF FUNDS*

             Not applicable
------------ -------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEM 2(d) OR 2(e)
                                                                             [_]
------------ -------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             State of New York
--------------------------------------------------------------------------------
  NUMBER OF              7      SOLE VOTING POWER

   SHARES                       Disclaimed (See 11 below)
                   ------------ ------------------------------------------------
BENEFICIALLY             8      SHARED VOTING POWER

  OWNED BY                      None
                   ------------ ------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER

  REPORTING                     Disclaimed (See 11 below)
                   ------------ ------------------------------------------------
   PERSON               10      SHARED DISPOSITIVE POWER

    WITH                        None
------------ -------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             Beneficial ownership of all shares disclaimed by
             General Electric Company
------------ -------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*
                                                                             [_]
------------ -------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             Not applicable
------------ -------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

             CO
================================================================================

Item 1.  Security and Issuer.
-------  --------------------

Item 1 of the Schedule 13D (as defined below) is hereby deleted in its entirety and the following is inserted in lieu thereof:

         "This Amendment No. 10 amends and supplements the Statement on Schedule 13D filed by GE Investment Private Placement Partners II, a Limited Partnership, a Delaware limited partnership (the "Partnership"), GE Asset Management Incorporated (formerly known as GE Investment Management Incorporated), a Delaware corporation and a wholly-owned subsidiary of General Electric Company ("GEAM") and General Electric Company, a New York corporation ("GE") (collectively, the "Reporting Persons") with the Securities and Exchange Commission on November 30, 1995, as amended pursuant to Amendment No. 1 thereto filed on March 14, 1997, Amendment No. 2 thereto filed on November 6, 1997, Amendment No. 3 thereto filed on June 24, 1998, Amendment No. 4 thereto filed on December 22, 1998, Amendment No. 5 thereto filed on February 23, 1999, Amendment No. 6 thereto filed on April 19, 2001, Amendment No. 7 thereto filed on April 19, 2002, Amendment No. 8 thereto filed on October 3, 2002 and Amendment No. 9 thereto filed on December 17, 2004 (as amended, the "Schedule 13D"), relating to common stock, no par value per share (the "Common Stock") of Elephant & Castle Group Inc. (the "Issuer"), having its principal offices at Suite 1200, 1190 Hornby Street, Vancouver, BC V6Z 2K5 Canada. Capitalized terms used herein shall have the meanings given to them in the Schedule 13D and the Agreement (as defined below) or in the Note, Stock Purchase and Warrant Agreement dated as of January 1, 1999.

         The Reporting Persons have entered into a Joint Filing Agreement, dated December 1, 2006, attached hereto as Schedule I."

Item 2.  Identity and Background.
-------  ------------------------

Paragraph 5 of Item 2 of Schedule 13D is hereby deleted in its entirety and the following paragraph is inserted in lieu thereof:

         "All Reporting Persons and, to the best knowledge of each Reporting Person, all persons identified in Schedule II and III are United States citizens, except that Claudio X. Gonzalez, a director of GE, is a citizen of Mexico, Andrea Jung, a director of GE, is a citizen of Canada and Sir William Castell, a director of GE, is a citizen of the United Kingdom."


Item 4.  Purpose of Transaction.
-------  -----------------------

Item 4(a) of Schedule 13D is hereby amended by deleting paragraph 1 thereof and by inserting the following new paragraph in lieu thereof to read in its entirety as follows:

         "The Partnership and GEAM are currently evaluating the transaction (the "Transaction") contemplated by the Letter of Intent entered into by the Company and Repechage, as described in the Company's press release of December 1, 2006, attached hereto as Exhibit VII. As set forth in Item 5 hereof, the Partnership and GEAM beneficially own 15,970,776 shares of Common Stock, representing 78.96% of the shares of such class that would be outstanding. As described in Item 6 hereof, pursuant to the Inter-Shareholders Agreement, each of the Partnership, Crown

                               PAGE 5 OF 19 PAGES
and Management agreed to vote its Common Stock in favor of two nominees of the Partnership to the Board of Directors of the Issuer. However, the Partnership has only exercised that right with respect to one nominee to the Board of Directors of the Issuer, and that nominee is not a member of the independent special committee of the Board of Directors that has been appointed to consider the Transaction and make recommendations to the Board of Directors of the Company. If the Partnership and GEAM agree to enter into the Transaction and the Transaction closes, it would result in the disposition of all of their shares in the Issuer. As described in Item 6 hereof, pursuant to the Inter-Shareholders Agreement, if the Partnership accepts an offer from a third party to purchase all of its shares in the Issuer, the Partnership may require Crown and Management to sell their shares to such third party purchaser."

Item 5.  Interest in Securities of the Issuer.
-------  -------------------------------------

Item 5(a) of Schedule 13D is hereby amended by deleting paragraphs 1 and 2 thereof and by inserting the following new paragraphs in lieu thereof to read in their entirety as follows:

         (a) The Partnership and GEAM beneficially own 15,970,776 shares of Common Stock, representing 78.96% of the shares of such class that would be outstanding including (i) 3,258,860 shares of Common Stock, (ii) 10,961,916 shares of Common Stock upon the conversion of all the Partnership's Preferred Shares and (iii) 1,750,000 shares of Common Stock upon the exercise of all the outstanding New Warrants.

         If all of the Reporting Persons' Common Stock were aggregated with Common Stock owned by Crown and Management (as each is defined in Item 6, and collectively, the "Group"), the Group would beneficially own 23,693,395 shares of Common Stock representing 91.97% of the Common Stock that would be outstanding upon the exercise of Crown's and Management's warrants for Preferred Shares and Common Stock including, (i) 3,984,390 shares of Common Stock of the Group, (ii) 12,423,555 shares of Common Stock upon the conversion of all the Group's Preferred Shares and 3,236,382 shares of Common Stock upon the exercise of Crown's and Management's warrants for Preferred Shares and upon the conversion of such Preferred Shares, and (iii) 4,049,068 shares of Common Stock upon the exercise of all the outstanding New Warrants and Crown's and Management's warrants for Common Stock.

Item 7.  Material to Be Filed as Exhibits.
-------  ---------------------------------

Item 7 of Schedule 13D is hereby amended by inserting the following:

"Exhibit VII   Issuer's Press Release, dated as of December 1, 2006"


SCHEDULE I, II AND III.

         Schedules I, II and III to the Schedule 13D are hereby amended and restated in their entirety as set forth in the revised versions thereof attached hereto.

                               PAGE 6 OF 19 PAGES

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       GE INVESTMENT PRIVATE PLACEMENT  PARTNERS
                                       II, A LIMITED PARTNERSHIP

                                       By: GE Asset Management Incorporated, Its
                                       General Partner

                                       By: /s/ Michael M. Pastore
                                          --------------------------------------
                                          Name:  Michael M. Pastore
                                          Title:  Vice President



Dated:  December 7, 2006














                               PAGE 7 OF 19 PAGES

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       GENERAL ELECTRIC COMPANY

                                       By: /s/ Ronald R. Pressman
                                          --------------------------------------
                                          Name:  Ronald R. Pressman
                                          Title:  Senior Vice President



Dated:  December 7, 2006













                               PAGE 8 OF 19 PAGES

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       GE ASSET MANAGEMENT  INCORPORATED

                                       By: /s/ Michael M. Pastore
                                          --------------------------------------
                                          Name:  Michael M. Pastore
                                          Title:  Vice President



Dated:  December 7, 2006
























                               PAGE 9 OF 19 PAGES

                                                                      Schedule I
                                                                      ----------

                             JOINT FILING AGREEMENT
                             ----------------------

     The undersigned parties hereby agree that the Schedule 13D filed herewith (and any amendments thereto) relating to Common Stock of Elephant & Castle Group Inc. is being filed jointly with the Securities and Exchange Commission pursuant to Section 13-d-1(f) on behalf of each such person.

Dated:  December 7, 2006

                                       GE INVESTMENT PRIVATE PLACEMENT
                                       PARTNERS II, A LIMITED PARTNERSHIP
                                       By:  GE Asset Management Incorporated,
                                       Its  General Partner

                                       By:  /s/ Michael M. Pastore
                                            ------------------------------
                                            Name:  Michael M. Pastore
                                            Title:  Vice President


                                       GENERAL ELECTRIC COMPANY


                                       By:  /s/ Ronald R. Pressman
                                            ------------------------------
                                            Name:  Ronald R. Pressman
                                            Title:  Senior Vice President

                                       GE ASSET MANAGEMENT
                                       INCORPORATED


                                       By:  /s/ Michael M. Pastore
                                            ------------------------------
                                            Name:  Michael M. Pastore
                                            Title:  Vice President



                               PAGE 10 OF 19 PAGES

                                                                     Schedule II
                                                                     -----------

                        GE ASSET MANAGEMENT INCORPORATED

The business address of each of the persons listed below is 3001 Summer Street, Stamford, Connecticut 06905.


Directors                    Present Principal Occupation
---------                    ----------------------------

David B. Carlson             Executive Vice President of GEAM

Michael J. Cosgrove          Executive Vice President of GEAM

Pamela K. Halligan           Vice President of GEAM

Kathryn D. Karlic            Vice President of GEAM

Ralph R. Layman              Executive Vice President of GEAM

Alan M. Lewis                Executive Vice President, General Counsel and
                             Secretary of GEAM

Anthony J. Sirabella         Senior Vice President - Chief Information Officer
                             of GEAM

Ronald R. Pressman           President and Chief Executive Officer of GEAM

Judith A. Studer             Executive Vice President of GEAM

Donald W. Torey              Executive Vice President of GEAM

John J. Walker               Executive Vice President - Chief Financial Officer
                             of GEAM


                          Citizenship of all Directors
                          ----------------------------

                                     U.S.A.




                               PAGE 11 OF 19 PAGES

Executive Officers           Present Principal Occupation
------------------           ----------------------------

Ronald R. Pressman           President and Chief Executive Officer

David B. Carlson             Executive Vice President - Domestic Equity
                             Investments

Michael J. Cosgrove          Executive Vice President - Chief Marketing Officer

Kathryn D. Karlic            Executive Vice President - Fixed Income

Ralph R. Layman              Executive Vice President - International Equity
                             Investments

Alan M. Lewis                Executive Vice President - General Counsel and
                             Secretary

Judith A. Studer             Executive Vice President - Investment Strategies

Donald W. Torey              Executive Vice President - Real Estate and Private
                             Equities

John J. Walker               Executive Vice President - Chief Financial Officer

Anthony J. Sirabella         Senior Vice President - Chief Information Officer

Pamela K. Halligan           Vice President - Human Resources

William F. Ruoff, III        Vice President - Institutional Operations

Greg O. Bouleris             Senior Vice President - Fixed Income

Stephen N. DeVos             Senior Vice President - Fixed Income

Paul M. Colonna              Senior Vice President - Fixed Income

William M. Healey            Senior Vice President - Fixed Income

Mark R. Delaney              Senior Vice President - Fixed Income

Gregory B. Hartch            Senior Vice President - Fixed Income

Gregory W. Fletcher          Vice President - Fixed Income Finance

Kathleen S. Brooks           Vice President - Fixed Income

Vita-Marie Pike              Vice President - Fixed Income

Eric H. Gould                Vice President - Fixed Income

Craig M. Enright             Vice President - Fixed Income

Thomas D. Mockler            Vice President - Fixed Income

Brad G. Postema              Vice President - Fixed Income

Alfredo Chang                Vice President - Fixed Income

Frederick W. Jackson         Vice President - Fixed Income

Mark H. Johnson              Vice President - Fixed Income

Don J. Duncan                Vice President - Money Market Investments

Michael J. Caufield          Senior Vice President - Fixed Income

                               PAGE 12 OF 19 PAGES

Craig M. Varrelman           Vice President - Fixed Income Product Manager

Brian Hopkinson              Senior Vice President - International Equity
                             Portfolios

Daizo Motoyoshi              Senior Vice President - International Equity
                             Portfolios

Michael J. Solecki           Senior Vice President - International Equity
                             Portfolios

Makoto F. Sumino             Senior Vice President - International Equity
                             Portfolios

T. Brent Jones               Vice President - International Equity Portfolios

Ping Zhou                    Vice President - International Equity Portfolios

Robert A. Jasminiski         Vice President - International Equity Portfolios

Paul Nestro                  Vice President - International Equity Portfolios

Conrad Saldanha              Vice President - International Equity Portfolios

Philip A. Riordan            Senior Vice President - Real Estate

B. Bradford Barrett          Vice President - Real Estate

Robert P. Gigliotti          Vice President - Real Estate

Gerald Karr                  Vice President - Real Estate

James M. Mara                Senior Vice President - International Private
                             Equities

Andreas T. Hildebrand        Vice President - Private Equities

Patrick J. McNeela           Vice President - Private Equities

James Mitchell, Jr           Vice President - Private Equities

Paolo G. M. Simonato         Vice President - International Private Equities

David W. Wiederecht          Vice President - Private Equities

Christopher D. Brown         Senior Vice President - Equity Portfolios

Damian J. Maroun             Senior Vice President - Equity Trading

Paul C. Reinhardt            Senior Vice President - Equity Portfolios

Richard L. Sanderson         Senior Vice President - Equity Research

Diane M. Wehner              Senior Vice President - Equity Portfolios

George A. Bicher             Vice President - Equity Investments

Gerald L. Igou               Vice President - Equity Investments

Michael Isakov               Vice President - Equity Investments

Sandra J. O'Keefe            Vice President - Equity Investments

John H. Schaetzl             Vice President - Equity Investments

Christopher J. Sierakowski   Vice President - Equity Investments

                               PAGE 13 OF 19 PAGES

Charles F. Stuart            Vice President - Equity Investments

Thomas R. Lincoln            Vice President - Equity Portfolios

Anthony J. Mariani           Vice President - Equity Investments

Ravi K. Pamnani              Vice President - Equity Investments

John T. Boyce                Senior Vice President - Institutional Investments

Joseph M. Connors            Senior Vice President - Operations

Barbara Regan                Senior Vice President - Marketing

Michelle Fang                Vice President - Product Management

Mary R. Stone                Vice President - Trade Operations

Tiffany Hanisch              Vice President - Financial Planning & Analysis

Thomas A. Conway             Vice President - Controller

Robert S. Herlihy            Vice President - Chief Compliance Officer

Jane E. Hackney              Vice President - Equity Portfolio Management

Erica E. Jacobson            Vice President - Client Portfolio Management

Brian M. Baum                Vice President- Assoc. Gen. Counsel & Asst.
                             Secretary

Dory S. Black                Vice President - Assoc. Gen. Counsel & Asst.
                             Secretary

Joon Won Choe                Vice President - Assoc. Gen. Counsel & Asst.
                             Secretary

Christopher J. Costello      Vice President - Assoc. Gen. Counsel & Asst.
                             Secretary

Daniel L. Furman             Vice President - Assoc. Gen. Counsel Private
                             Equities & Asst. Secretary

Leanne R. Dunn               Vice President - Assoc. Gen. Counsel Real Estate &
                             Asst. Secretary

Jeanne M. La Porta           Vice President - Assoc. Gen. Counsel & Asst.
                             Secretary

Michael M. Pastore           Vice President - Assoc. Gen. Counsel Private
                             Equities & Real Estate & Asst. Secretary

George N. Sapio              Vice President - Assoc. Gen. Counsel & Asst.
                             Secretary

Scott A. Silberstein         Vice President - Assoc. Gen. Counsel & Asst.
                             Secretary

Matthew J. Simpson           Senior Vice President, Gen. Counsel - Investment
                             Services & Asst. Secretary

Lisa M. Weisglass            Vice President - Tax Counsel

                      Citizenship of all Executive Officers
                      -------------------------------------

                                     U.S.A.

                               PAGE 14 OF 19 PAGES

                                                                    Schedule III
                                                                    ------------

                            GENERAL ELECTRIC COMPANY

The names and principal occupations of the Directors of General Electric Company are as follows:

                           PRESENT                            PRESENT
NAME                       BUSINESS ADDRESS                   PRINCIPAL OCCUPATION
----                       ----------------                   --------------------
J.I. Cash, Jr.             General Electric Company           Former Professor of Business
                           3135 Easton Turnpike               Administration-Graduate
                           Fairfield, CT 06828                School of Business
                                                              Administration, Harvard University

Sir William Castell        The Welcome Trust                  Chairman of the Welcome Trust
                           215 Euston Road
                           London
                           NW1 2BE
                           UK

A.M. Fudge                 Young & Rubicam Brands             Chairman and Chief
                           285 Madison Avenue                 Executive Officer,
                           New York, NY 10017                 Young & Rubicam Brands

C.X. Gonzalez              Kimberly-Clark de Mexico,          Chairman of the Board
                           S.A. de C.V.                       and Chief Executive Officer,
                           Jose Luis Lagrange 103,            Kimberly-Clark de Mexico,
                           Tercero Piso                       S.A. de C.V.
                           Colonia Los Morales
                           Mexico, D.F. 11510, Mexico

J.R. Immelt                General Electric Company           Chairman of the Board
                           3135 Easton Turnpike               and Chief Executive Officer,
                           Fairfield, CT 06828                General Electric Company

A. Jung                    Avon Products, Inc.                Chairman and Chief
                           1345 Avenue of the Americas        Executive Officer,
                           New York, NY 10105                 Avon Products, Inc.

A.G. Lafley                The Procter & Gamble Company       Chairman of the Board, President
                           1 Procter & Gamble Plaza           and Chief Executive
                           Cincinnati, OH 45202-3315          The Procter & Gamble Company

R.W. Lane                  Deere & Company                    Chairman and Chief
                           One John Deere Place               Executive Officer,
                           Moline, Illinois 61265             Deere & Company

R.S. Larsen                Johnson & Johnson                  Former Chairman and Chief
                           100 Albany Street                  Executive Officer
                           Suite 200
                           New Brunswick, NJ 08901

                               PAGE 15 OF 19 PAGES

R.B. Lazarus               Ogilvy & Mather Worldwide          Chairman and Chief
                           309 West 49th Street               Executive Officer
                           New York, NY 10019-7316

S. Nunn                    Sam Nunn School of International   Retired Partner
                             Affairs                          King & Spalding
                           Georgia Institute of Technology
                           781 Marietta Street, N.W.
                           Atlanta, Georgia 30318

R.S. Penske                Penske Corporation                 Chairman of the Board and
                           2555 Telegraph Road                President, Penske Corporation
                           Bloomfield Hills, MI 48302-0954

R.J. Swieringa             S.C. Johnson Graduate School       Anne and Elmer Lindseth Dean
                           Cornell University                 and Professor of Accounting
                           207 Sage Hall
                           Ithaca, NY 14853-6201

D.A. Warner III            J. P. Morgan Chase & Co.,          Former Chairman of the Board
                           The Chase Manhattan Bank and
                           Morgan Guaranty Trust Co.
                           of New York
                           270 Park Avenue
                           New York, NY 10154

R.C. Wright                NBC Universal, Inc.                Vice Chairman of the Board and
                           30 Rockefeller Plaza               Executive Officer, General Electric
                           New York, NY 10112                 Company; Chairman and Chief
                                                              Executive Officer, NBC
                                                              Universal, Inc.

                                   Citizenship
                                   -----------

                 Sir William Castell                United Kingdom
                 Claudio X. Gonzalez                Mexico
                 Andrea Jung                        Canada
                 All Others                         U.S.A.


                               PAGE 16 OF 19 PAGES

The names and principal occupations of the officers of General Electric Company are as follows:

                           PRESENT                            PRESENT
NAME                       BUSINESS ADDRESS                   PRINCIPAL OCCUPATION
----                       ----------------                   --------------------
J.R. Immelt                General Electric Company           Chairman of the Board and
                           3135 Easton Turnpike               Chief Executive Officer
                           Fairfield, CT 06828

P.D. Ameen                 General Electric Company           Vice President and Comptroller
                           3135 Easton Turnpike
                           Fairfield, CT 06828

K.A. Cassidy               General Electric Company           Vice President and GE Treasurer
                           201 High Ridge Road
                           Stamford, CT 06905-3417

W.J. Conaty                General Electric Company           Senior Vice President -
                           3135 Easton Turnpike               Human Resources
                           Fairfield, CT 06828

P. Daley                   General Electric Company           Senior Vice President - Corporate
                           3135 Easton Turnpike               Business Development
                           Fairfield, CT  06828

B.B. Denniston III         General Electric Company           Senior Vice President and General
                           3135 Easton Turnpike               Counsel
                           Fairfield, CT 06828

J.M. Hogan                 General Electric Company           Senior Vice President -
                           Pollards Wood, Nightingales Lane   GE Healthcare
                           Chalfont St. Giles
                           HP8 4SP Great Britain

M.A. Neal                  General Electric Company           Vice Chairman of General Electric
                           260 Long Ridge Road                Company; President & CEO, GE
                           Stamford, CT 06927                 Capital Services

D.R. Nissen                General Electric Company           Senior Vice President -
                           201 High Ridge Road                GE Consumer Finance
                           Stamford, CT 06905-3417

J.G. Rice                  General Electric Company           Vice Chairman of General Electric
                           4200 Wildwood Parkway              Company; President & CEO, GE
                           Atlanta, GA 30339                  Infrastructure

K.S. Sherin                General Electric Company           Senior Vice President - Finance
                           3135 Easton Turnpike               and Chief Financial Officer
                           Fairfield, CT 06828

                               PAGE 17 OF 19 PAGES

L.G. Trotter               General Electric Company           Vice Chairman of General Electric
                           3135 Easton Turnpike               Company; President and CEO, GE
                           Fairfield, CT 06828                Industrial

R.C. Wright                NBC Universal, Inc.                Vice Chairman of the Board and
                           30 Rockefeller Plaza               Executive Officer, General
                           New York, NY 10112                 Electric Company; Chairman
                                                              and Chief Executive Officer,
                                                              NBC Universal, Inc.

                             Citizenship of Officers
                             -----------------------

                                     U.S.A.





















                               PAGE 18 OF 19 PAGES

                                INDEX OF EXHIBITS

     The following exhibits are incorporated by reference herein as indicate below:

EXHIBIT
NUMBER                     DESCRIPTION

VII                        Issuer's Press Release, dated as of December 1, 2006

























                               PAGE 19 OF 19 PAGES